Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

Hyperion to Acquire Brio Will Create the World's Largest Company Solely Focused on Business Performance Management July 2003

News Summary Hyperion signs agreement to acquire Brio to extend leadership in Business Performance Management Hyperion signs interim OEM agreement to bring Brio enterprise reporting, query & analysis and dashboard capabilities to Hyperion customers

What does this do for us? Brio easy to use Q&R + Hyperion Platform = Extends our leadership as the world's largest provider of business performance management software

Our Vision Breakthrough Performance Everywhere! Performance Accountability from boardroom to frontline through all levels of the organization and all departments

Market Drivers Transactional Apps Analytical Apps BI Tools Databases Acquiring/Developing Analytical Capabilities Building Operational Capability/ Enhancing BI Functionality Embedding BI Functionality BPM Building Analytical Apps on BI Tool Platform Moving away from feature/function to application footprints Applications cannot win at the expense of the platform Platforms are the most strategic layer, but most penetrated Tools are being commoditized Global 10,000 want fewer, more strategic vendors

Start Anywhere Approach to BPM

Strategic Rationale Strengthen competitive position and market leadership Expand our addressable market to larger number of users Expand BPM to all corners of the enterprise Capture customers early in the BPM adoption cycle Drive adoption of BPM as an enterprise standard and position Hyperion as strategic vendor to IT

Consistent with stated investment priorities Adjacent applications (Alcar) Supplement our platform Consolidation opportunities

Why Brio? Shared vision Complementary award-winning products fill gap Adds ad hoc Q&R, enterprise reporting, KPI management and dashboarding capabilities to our platform Leadership in Ease of Use Easily used by: Data administrator, financial business analysts, and operational business users Rapid deployment = Low TCO Easily deployed to tens and thousands of users Extends our reach beyond Finance Improved corporate viability + our distribution channel will increase consideration and adoption

Complementary BPM Capabilities Planning & Modeling Consolidation & Reporting Scorecard OLAP Query & Reporting Analytical Applications Business Intelligence Business Performance Management KPIs Hyperion Hyperion Brio Brio End-to-end, fully-integrated BPM provider Enterprise Reporting

Brio - An Established Business Intelligence Company Company Size 500 Employees Direct Operations in 9 Countries Dates of Record 1989 Incorporated 1998 Public Offering Customers 75% of Fortune 100 55% of Fortune 1000 10,000 Customer Sites Worldwide Differentiation Comprehensive, Integrated BI Suite Easiest to Use & Manage Time to Value Lowest Total Cost of Ownership

Customers

Beyond Finance - Expanding to Operational BPM Financial Sales & Marketing Human Capital Supply Chain Operational BPM North Face uses Brio to optimize their supply chain operations by analyzing profitability of more than 12,000 products and 2,000 customers Motorola's global HR community chose Brio to run and distribute the company's human resources reports worldwide Intuit marketing and customer service use Brio to measure customer satisfaction, sell through effectiveness to adjust their call center strategy BLM deployed Brio to 7,000 staff members to monitor performance, analyze budgets and financial information

Strong Product Leadership Brio Intelligence has highest ease of use ratings by Meta Group and Gartner Award-winning metrics foundation and deployment environment Average of 1700 users per suite deployment 2 Million+ users worldwide Strong SQR developer community, over 35,000

Acquisition Highlights Will advance Hyperion's position beyond finance and across the enterprise Will unite strategic and day-to-day decision making Broadest application footprint + the easiest to use BI tools Technology platforms are highly complementary, little product overlap Will expand Hyperion's addressable market, capture customers earlier in the BPM buying cycle

The next 90 days Transaction targeted to close in fourth calendar quarter OEM agreement/Hyperion resells Brio product line today Hyperion will continue to support Crystal customers Companies remain independent during closing window Execute against current plans!

Principles of Integration Companies to operate independently until the close of the transaction. Integration success = top priority Established integration office reporting to President Balanced with achieving against our current plans Focus of the combined company = GROWTH We will take advantage of synergies, both cost and revenue Focus on retaining top performers Upon close, we will remain committed to Brio's products and customer base. OEM Agreement in place today

Organizational Assumptions All functional business units will operate as one company upon close of deal People will be selected on the basis of who is best for the job, not originating company Drive for organizational efficiencies, reduce redundancies Organizational impact estimated to be about 5% of combined companies Talent assessments, performance reviews will be the primary determinants

Resources and Information Information will be communicated as soon as possible Managers' Guide FAQs Website On-going updates in emails and voicemails

Compensation and Benefits Initial Assumptions Both companies will remain on their current benefits and compensation plans through the close of the deal Upon Close: Compensation will be integrated at Hyperion's compensation levels Brio employees will be eligible for Hyperion's Annual Bonus Plan Brio employees will be brought under Hyperion's Benefit Plans

Facilities Integration - Preliminary Plans We will co-locate Headquarters within 30 days of close. Location TBD We will address all other facilities decisions within 3- 6 months of the close using the following criteria: Impact on employee base Cost of operating each facility Length of current leases and liabilities

Driving to success This marks a milestone for the Business Performance Management industry as we strive to bring unparalleled value to our customers, partners, employees & shareholders.

Forward Looking Statements This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance (including without limitation as described in the quotations from management in this press release), as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information about the proposed merger and where to find it Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the "Merger") of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger. Hyperion, Jeff Rodek, Hyperion's Chairman and Chief Executive Officer, and certain of Hyperion's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion's other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available. Brio Software, Craig Brennan, Brio Software's President and Chief Executive Officer, and certain of Brio Software's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software's other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available